January 9, 2004

                                                                      VIA EDGAR,
                                                               FAX  202-942-9648
                                                                AND REGULAR MAIL
                                                                ----------------


Mrs. Terra Smith, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



          RE:  GSI TECHNOLOGIES, INC.- FORM SB-2 FILED NOVEMBER 10, 2003



Dear Mrs. Smith:

     I write to advise you that, pursuant to Rule 477(c), GSI Technologies USA Inc. ("GSI") wishes to withdraw the above-referenced registration statement. No securities were sold in connection with the offering. The reason GSI wishes to withdraw the registration statement is so that it can explore the possibility of raising funds (the SB-2 was for selling shareholders and would not have raised funds for GSI) and because through the passage of time many of the shares which were included in the SB-2 are now eligible for resale pursuant to Rule 144 and as such the SB-2 is no longer necessary.

     Thank you for your courtesy and cooperation.

                                 Very truly yours,



                                 GSI Technologies USA Inc.


                                 By:  /s/  Marie El-Ahmar Eid
                                 Director and Corporate Secretary


c.c.: Irving Rothstein


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